SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

North American Palladium, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656912102

(CUSIP Number)

H. Steven Walton

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, OK 74103-5010

(918) 583-9922

(918) 583-8251 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2006

(Date of Event Which Required Filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box  ☐.

CUSIP No.	656912102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Kaiser-Francis Oil Co. I.R.S. ID. #73-1006655
(2)	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See instructions) OO; WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power 29,467,019
(8) Shared Voting Power None
(9) Sole Dispositive Power 29,467,019
(10) Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,467,019
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 52.99%
(14)	Type of Reporting Person (See instructions) CO

SCHEDULE 13D

Filed by Kaiser-Francis Oil Company

In Connection with Transactions in the

Shares of North American Palladium, Ltd.

Item 1. Security and Issuer.

This statement relates to the common stock (the “Common Stock”), of North American Palladium, Ltd., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

Item 2. Identity and Background.

(1)	General. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis Oil Company (“Kaiser-Francis”). George B. Kaiser (“Kaiser”) owns 78.18% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.82% of the issued and outstanding capital stock of GBK Corporation.

(2)	GBK Corporation. GBK Corporation is a Delaware corporation, whose principal business is a holding company. The address of the principal business and principal office of GBK Corporation is:

6733 South Yale

Tulsa, Oklahoma 74136

With respect to paragraphs (d) and (e) of this Item 2, none.

(3)	Kaiser-Francis Oil Company. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company is:

6733 South Yale

Tulsa, Oklahoma 74136

With respect to paragraphs (d) and (e) of this Item 2, none.

(4)	The executive officers, directors, and each person who may be deemed to be controlling GBK Corporation and Kaiser-Francis are as follows:

President:	George B. Kaiser

Executive Vice President:	H.G. Kleemeier

Executive Vice President:	James A. Willis

Chief Financial Officer:	Don P. Millican

Vice President:	Reece A. Hembree

Secretary:	Frederic Dorwart

Vice President/Treasurer:	Ken Kinnear

Director:	George B. Kaiser

(5)	(a) George B. Kaiser

(b)	6733 South Yale
Tulsa, OK 74136

(c)	Independent Oil and Gas Producer
KAISER-FRANCIS OIL COMPANY
6733 South Yale
Tulsa, OK 74136

(d)	No

(e)	No

(f)	United States of America

(6)	(a) H.G. Kleemeier

(b)	6733 South Yale
Tulsa, OK 74136

(c)	Executive Vice President/COO
KAISER-FRANCIS OIL COMPANY
6733 South Yale
Tulsa, OK 74136

(d)	No

(e)	No

(f)	United States of America

(7)	(a) James A. Willis

(b)	6733 South Yale
Tulsa, OK 74136

(c)	Executive Vice President
KAISER-FRANCIS OIL COMPANY
6733 South Yale
Tulsa, OK 74136

(d)	No

(e)	No

(f)	United States of America

(8)	(a) Don P. Millican

(b)	6733 South Yale
Tulsa, OK 74136

(c)	Chief Financial Officer
KAISER-FRANCIS OIL COMPANY
6733 South Yale
Tulsa, OK 74136

(d)	No

(e)	No

(f)	United States of America

(9)	(a) Reece A. Hembree

(b)	6733 South Yale
Tulsa, OK 74136

(c)	Vice President
KAISER-FRANCIS OIL COMPANY
6733 South Yale
Tulsa, OK 74136

(d)	No

(e)	No

(f)	United States of America

(10)	(a) Frederic Dorwart

(b)	Old City Hall
124 East Fourth Street
Tulsa, OK 74103-5010

(c)	Law
Old City Hall
124 East Fourth Street
Tulsa, OK 74103-5010

(d)	No

(e)	No

(f)	United States of America

(11)	(a) Ken Kinnear

(b)	6733 South Yale
Tulsa, OK 74136

(c)	Treasurer
KAISER-FRANCIS OIL COMPANY
6733 South Yale
Tulsa, OK 74136

(d)	No

(e)	No

(f)	United States of America

Item 3. Source or Amount of Funds or Other Consideration.

The purchase price for the $17.5 million of Convertible Notes (defined below) and associated Warrants (defined below) came from Kaiser-Francis working capital.

Item 4. Purpose of Transaction.

The purpose for the transaction was for the purchase of additional securities.

Item 5. Interest in Securities of the Issuer.

As of the date of this Amendment No. 1 to Schedule 13D (“Amendment No.1”), Kaiser-Francis beneficially owns1 29,467,019

[1]	As defined by the Securities & Exchange Commission in its rules adopted pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. When used in this Amendment No. 1, the terms “beneficially owns” or “beneficial ownership” are used as defined in such rules.

shares of the common stock (“Common Shares”) of North American Palladium, Ltd. (“North American” or the “Company”). These shares consist of (a) 26,080,319 shares owned by Kaiser-Francis as of the date of this Amendment No. 1 and (b) 3,386,700 shares Kaiser-Francis has the right to acquire within 60 days upon conversion of certain Convertible Notes and exercise of certain Warrants that either were purchased by Kaiser-Francis from the Company on March 29, 2006 or that Kaiser-Francis has (subject to certain limitations) the right to acquire, in each case as described in this Amendment No. 1. These 3,386,700 Common Shares consist of the following:

•	1,436,782 Common Shares that Kaiser-Francis has the right to acquire upon conversion of the First Tranche Convertible Notes (as defined below).

•	718,391 Common Shares that Kaiser-Francis has the right to acquire upon exercise of the First Tranche Warrants (as defined below).

•	821,018 Common Shares that Kaiser-Francis may have the right to acquire upon exercise of the Third Tranche Convertible Notes (as defined below, and subject to certain limitations described below).

•	410,509 Common Shares that Kaiser-Francis may have the right to acquire upon exercise of the Third Tranche Warrants (as defined below, and subject to certain limitations described below).

On March 29, 2006, Kaiser-Francis and another, unaffiliated investor, (the “Co-Investor”) entered into certain agreements with the Company relating to the private placement (the “Private Placement”) with Kaiser-Francis and the Co-Investor of up to $58.5 million principal amount of North American Convertible Notes (the “Convertible Notes”), together with Warrants (the “Warrants”) to purchase, for 4 years from the date of issuance, 50% of the number of common shares underlying the Notes. Kaiser-Francis’ initial investment made in connection with the Private Placement (the “First Tranche”), which also closed on March 29, 2006, involved the purchase by it of $17.5 million in principal amount of Convertible Notes and associated Warrants at a purchase price equal to the aggregate principal amount of the Convertible Notes. On March 29, 2006, the Co-Investor also purchased $17.5 million in principal amount of Convertible Notes and associated Warrants at a purchase price equal to the aggregate principal amount of such purchased Convertible Notes.

Under the terms of the Private Placement, North American may, at its option, sell to Kaiser-Francis up to $13.5 million principal amount of Notes and associated Warrants (the “Second Tranche”) on or before June 30, 2006, the proceeds of which are required to be used by North American to repay an outstanding loan made in 2000 by Kaiser-Francis to North American. Kaiser-Francis has granted the Co-Investor an option to acquire up to 50% of such Convertible Notes and Warrants otherwise acquirable by it in the Second Tranche at a price equal to the principal amount of the Convertible Notes purchased by the Co-Investor. (As Kaiser-Francis does not have the right to elect to purchase securities in the Second Tranche, it disclaims beneficial ownership of Common Shares that it might obtain the right to acquire were the Company to exercise its option and require Kaiser-Francis to purchase securities in the Second Tranche.)

Also under the terms of the Private Placement, Kaiser-Francis and the other investor were granted an option to acquire up to an additional $10 million principal amount of Convertible Notes and associated Warrants at any time on or before December 31, 2006 (the “Third Tranche”), with each of Kaiser-Francis and the other purchaser entitled to acquire one-half of the securities subject to such option. If either investor does not elect to acquire its entire allotment under this option, the other investor may purchase the balance. For purposes of this Amendment No. 1, the number of Common Shares reported as beneficially owned by Kaiser-Francis has been calculated on the assumption that Kaiser-Francis acquires all securities available for purchase in the Third Tranche.

The Convertible Notes are convertible at any time on the election of the holder into Common Shares. The conversion price for the First Tranche of Convertible Notes is $12.18 per share (the “Conversion Price”). The Second Tranche and Third Tranche of Notes (collectively, the “Additional Notes”), if issued, will be convertible into Common Shares at the Conversion Price, provided that the Conversion Price for the Additional Notes cannot be less than the maximum applicable discount, prescribed by Section 607 of the Toronto Stock Exchange Manual, from the weighted average trading price of the Common Shares for the five consecutive trading days immediately prior to the date of issuance of each Tranche (converted into US dollars). For purposes of this Amendment No. 1, the Third Tranche Conversion Price is assumed to be equal to the First Tranche Conversion Price.

The First Tranche Warrants bear an exercise price of $13.48 per share. The exercise price of Warrants issued in connection with the Additional Notes, if any, cannot be less than the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five consecutive trading days immediately prior to the issuance of such Warrants (converted into US dollars).

The Convertible Notes will bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006. Each Convertible Note will be repaid in nine equal installments commencing on the first interest payment date that is at least 12 months after the date of issuance of such Convertible Note. The interest payments, repayment amounts, or both, may be paid to each investor (including Kaiser-Francis), at such investor’s option, in any combination of cash or Common Shares. Common Shares issued for interest payments or in repayment of Convertible Notes will be issued at a 10% discount to the weighted average trading price of the Common Shares on the American Stock Exchange for the five consecutive trading days immediately prior to the applicable payment date. As the first interest payment date and first mandatory repayment date are each more than 60 days from the date of this Amendment No. 1, (1) the Common Shares that might be issued in lieu of cash interest payments were not included in the calculation of Common Shares reported as beneficially owned by Kaiser-Francis in this Amendment No. 1, and (2) the number of Common Shares issuable in satisfaction of the Convertible Notes was calculated for purposes of this Amendment No. 1 assuming the conversion rather than the repayment of such Convertible Notes. Kaiser-Francis notes in this regard that the payment of interest with Common Shares, the repayment of Convertible Notes prior to conversion with Common Shares, or both, may cause the number of Common Shares that it may ultimately acquire in respect of the Convertible Notes to be greater than the numbers reported in this Amendment No. 1.

The foregoing description of the Private Placement, the Notes, the Warrants, the First Tranche, Second Tranche and the Third Tranche is subject in its entirety to the description of the terms for such placement, securities and tranches set forth in Company’s Current Report on Form 6-K (and the exhibits to such Report) filed by the Company with the Commission on March 29, 2006, which report is incorporated by this reference in this Amendment No. 1 in its entirety.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of Issuer.

Kaiser-Francis incorporates by this reference the entirety of its response to Item 5 in this Amendment No. 1 in response to this Item 6.

In addition, the Private Placement was made pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) by and among North American and the investors (including Kaiser-Francis). Under the rules of the Toronto Stock Exchange, the number of Common Shares that may be issued by the Company to Kaiser-Francis in conversion, exercise, payment of interest on, or repayment of, the securities purchased by it in the Private Placement is limited to 5,221,677 Common Shares. In addition to the terms described above, which provide for the potential purchase by Kaiser-Francis of additional Company securities under certain circumstances, the Purchase Agreement contains a covenant by North American to seek shareholder approval for the potential issuance of more than 5,221,677 Common Shares to Kaiser-Francis in connection with the conversion, exercise, payment of interest on, or repayment of, the securities purchased by it in the Private Placement.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:	/s/ Ken Kinnear
Ken Kinnear,
Vice President and Treasurer